Exhibit 99.5

Patagonia Gold Third Quarter 2020 Financial Results

November 27, 2020 Vancouver, B.C. Patagonia Gold Corp. (“Patagonia” or the “Company”) (TSXV: PGDC) is pleased to announce its unaudited results for the fiscal period ended September 30, 2020 (“Q3 2020”). The financial statements together with the management’s discussion and analysis are available on the Company’s website and on SEDAR at www.sedar.com.

Highlights

•	Revenue of US$6.55 million and gross profit of US$2.34 million in Q3 2020.
•
Total production of 2,020 gold equivalent ounces (1,596 ounces of gold and 33,073 ounces of silver) with 3,277 gold equivalent ounces (2,679 ounces of gold and 47,703 ounces of silver) sold in Q3 2020.

•	Received preliminary environmental permit to resume mining operations at its Lomada de Leiva gold/silver mine (“Lomada”). (See the Company’s press release dated October 8, 2020.)
•	Signed definitive option agreement with Latin Metals Inc. to acquire a 100% interest in the Mina Angela gold property.
•	Completed 251.7 line km of ground magnetics surveying at its Calcatreu gold/silver project.
•	After Q3 2020, completed the conversion of an aggregate of US$10 million of outstanding debt to common shares at a price of approximately $0.30 per share.
•	On November 23, 2020, obtained a provisional permit to advance the development of the Cap Oeste underground project (“Cap Oeste”).

Christopher van Tienhoven, CEO commented: “The Company continues to generate revenue from the residual leach operations at Cap Oeste and Lomada and is excited with the opportunity to resume mining and leaching activities at Lomada as a result of the improved precious metal prices.”

Qualified Person’s Statement

Donald J. Birak, an independent geologist and Registered Member of SME and Fellow of AusIMM, the qualified person as defined by National Instrument 43-101 has reviewed and approved the scientific and technical content of this press release.

About Patagonia Gold

Patagonia Gold Corp. is a mining and development company listed on the TSX Venture Exchange. The Company seeks to grow shareholder value through exploration and development of gold and silver projects in the Patagonia region of Argentina. The Company is primarily focused on the Calcatreu project in Rio Negro and the development of the Cap Oeste underground project.  Patagonia, indirectly through its subsidiaries or under option agreements, has mineral rights to over 365 properties in several provinces of Argentina and Chile and is one of the largest landholders in the Province of Santa Cruz, Argentina.

For more information, please contact:

Dean Stuart
T: 403 617 7609
E: dean@boardmarker.net

Christopher van Tienhoven, Chief Executive Officer
Patagonia Gold Corp
E: cvantienhoven@patagoniagold.com

FORWARD-LOOKING STATEMENTS

This news release contains certain forward-looking statements, including, but not limited to, statements with respect to resuming operations at Lomada, and the Company’s future plans and intentions. Wherever possible, words such as “may”, “will”, “should”, “could”, “expect”, “plan”, “intend”, “anticipate”, “believe”, “estimate”, “predict” or “potential” or the negative or other variations of these words, or similar words or phrases, have been used to identify these forward-looking statements. These statements reflect management’s current beliefs and are based on information currently available to management as at the date hereof.

Forward-looking statements involve significant risk, uncertainties and assumptions. Many factors could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward-looking statements. These factors should be considered carefully and readers should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in this news release are based upon what management believes to be reasonable assumptions, the Company cannot assure readers that actual results will be consistent with these forward-looking statements. The Company assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.